Exhibit 12.1

TECO ENERGY, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth TECO Energy’s ratio of earnings to fixed charges for the periods indicated.

	9-months ended Sep. 30, 2011	12-months ended Sep. 30, 2011	Year Ended Dec. 31,
(millions)			2010	2009	2008	2007	2006
Income from continuing operations, before income taxes	$343.1	$433.9	$409.0	$312.5	$256.8	$613.1	$363.1
Add:
Interest expense	158.3	216.2	237.4	236.5	234.6	270.1	289.1
Deduct:
Income from equity investments, net	0.0	(0.2)	(6.9)	4.3	22.8	18.0	3.4

Earnings before taxes and without fixed charges	$501.4	$650.3	$653.3	$544.7	$468.6	$865.2	$648.8

Interest expense	$158.3	$216.2	$237.4	$236.5	$234.6	$270.1	$289.1

Total fixed charges	$158.3	$216.2	$237.4	$236.5	$234.6	$270.1	$289.1

Ratio of earnings to fixed charges	3.17x	3.01x	2.75x	2.30x	2.00x	3.20x	2.24x

For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes, income or loss from equity investments (net of distributions) and fixed charges. Fixed charges consist of interest expense on indebtedness, amortization of debt premium and an estimate of the interest component of rentals. Interest expense includes total interest expense, excluding AFUDC, and an estimate of the interest component of rentals. TECO Energy, Inc. does not have any preferred stock outstanding, and there were no preferred stock dividends paid or accrued during the periods presented.